

03002046

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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RECEIVED
FEB 2 5 2003
WASH. D.C. 155

SEC FILE NUMBER
8- 46627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2002___ AND ENDING ___12/31/2002___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Securities Partners, L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 Tozer Road
_____
                         (No. and Street)

Beverly,   MA   01915
_____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eve M. Trkla   (978) 927-8300
_____
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
_____
                (Name – if individual, state last, first, middle name)

29 Parker Street   Gardner   MA   01440
_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY   MAR 1 1 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Eve M. Trkla_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brookwood Securities Partners, L.P._____, as of __December 31,_____, 20 _02__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Gladys M. Fernandez
NOTARY PUBLIC
Essex County, Massachusetts
My Commission Expires Aug. 27, 2004

_____
Signature

Notary Public

Chief Financial Officer.
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Securities Partners, L.P.

Financial Statements and
Supplemental Material
Years Ended December 31, 2002 and 2001

Brookwood Securities Partners, L.P.

Contents





BDO Seidman, LLP
Accountants and Consultants

40 Broad Street, Suite 500
Boston, Massachusetts 02109-4307
Telephone: (617) 422-0700
Fax: (617) 422-0909

Independent Auditors' Report

To the Partners of
Brookwood Securities Partners, L.P.

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, L.P. (the "Partnership") as of December 31, 2002 and 2001, and the related statements of income, changes in partners' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Securities Partners, L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

January 14, 2003

3

Brookwood Securities Partners, L.P.

Statements of Financial Condition

December 31,	2002	2001
Assets		
Cash and cash equivalents	$212,697	$1,065,673
Due from affiliates	68,850	25,062
Prepaid expenses and other assets	13,133	10,354
Total assets	$294,680	$1,101,089
Liabilities and Partners' Equity		
Commissions payable	$ 1,991	$ 14,766
Accounts payable and accrued expenses	19,092	20,012
Total liabilities	21,083	34,778
Partners' equity:		
General partner	2,736	10,663
Limited partner	270,861	1,055,648
Total partners' equity	273,597	1,066,311
Total liabilities and partners' equity	$294,680	$1,101,089

See accompanying notes to financial statements.

4

Brookwood Securities Partners, L.P.

Statements of Income

Years ended December 31,	2002	2001
Revenues:		
Commissions	$1,554,225	$928,816
Interest income	11,207	37,080
	1,565,432	965,896
Expenses:		
Broker salaries	946,927	620,881
General and administrative	161,219	115,293
	1,108,146	736,174
Net income	$ 457,286	$229,722

See accompanying notes to financial statements

Brookwood Securities Partners, L.P.

Statements of Changes in Partners' Equity

Years ended December 31, 2002 and 2001	General Partner	Limited Partner	Total Partners' Capital
Balance at December 31, 2000	$ 9,416	$ 932,139	$ 941,555
Distributions	(1,050)	(103,916)	(104,966)
Net income	2,297	227,425	229,722
Balance at December 31, 2001	10,663	1,055,648	1,066,311
Distributions	(12,500)	(1,237,500)	(1,250,000)
Net income	4,573	452,713	457,286
Balance at December 31, 2002	$ 2,736	$ 270,861	$ 273,597

See accompanying notes to financial statements.

Brookwood Securities Partners, L.P.

Statements of Cash Flows

Years ended December 31,	2002	2001
Cash flows from operating activities:		
Net income	$ 457,286	$ 229,722
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from affiliates	(43,788)	(25,062)
Prepaid expenses and other assets	(2,779)	(504)
Commissions payable	(12,775)	14,766
Accounts payable and accrued expenses	(920)	(1,036)
Net cash provided by operating activities	397,024	217,886
Cash flows from financing activities:		
Partner distributions	(1,250,000)	(104,966)
Net cash used by financing activities	(1,250,000)	(104,966)
Net increase (decrease) in cash and cash equivalents	(852,976)	112,920
Cash and cash equivalents, beginning of year	1,065,673	952,753
Cash and cash equivalents, end of year	$ 212,697	$1,065,673

See accompanying notes to financial statements.

1. Organization	Brookwood Securities Partners, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Partnership was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the National Association of Securities Dealers, Inc. The programs are managed by affiliates of the Partnership. The general partner, Brookwood Securities Co., Inc. owns 1% of the partnership interests, and the limited partner, Brookwood Financial Partners, L.P. owns the remaining 99% of the partnership interests.
2. Summary of Significant Accounting Policies	
Financial Reporting	The financial statements of the Partnership have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents	For purposes of the statements of cash flows, cash investments with a maturity, at date of purchase, of three months of less are considered to be cash equivalents.

2. Summary of
   Significant
   Accounting
   Policies
   (Continued)

   *Revenue
   Recognition*

   The Partnership earns commissions and non-accountable expense reimbursement revenue if and when direct participation programs for which the Partnership acts as the placement agent are fully capitalized.

   Income Taxes

   The Partnership is not subject to Federal or state income taxes. Each partner is required to report on its Federal and state income tax returns its share of the Partnership's income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying financial statements.

3. Net Capital
   Requirements

   The Partnership, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000 for the Partnership and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Partnership had $191,614 of net capital which was $186,614 in excess of required net capital. The Partnership's net capital ratio was .11 to 1 as of December 31, 2002.

4. Reserve and
   Control
   Requirements

   The Partnership is in compliance with the exemptive provisions of the Securities Exchange Act of 1934 rule 15c3-3, the "Computation for Determination of Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

Supplemental Material

Brookwood Securities Partners, L.P.

Computation of Net Capital and Required
Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

Year ended December 31,	2002
Net partners' capital:	
Total partners' equity qualified for net capital	$273,597
Less non-allowable assets	81,983
Net capital	$191,614
Aggregate indebtedness:	
Commissions payable	$ 1,991
Accounts payable and accrued expenses	19,092
Total aggregate indebtedness	$ 21,083
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$189,506
Ratio: Aggregate indebtedness to net capital	.11 to 1

Reconciliation with Partnership's computation (included in Part II or IIA of Form X- 17A-5 as of December 31, 2002):
There was no differences between the Partnership's computation of net capital and minimum net capital required as included in Part IIA of Form X-17A-5 as of December 31, 2002.

See independent auditors' report.